FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

October 28, 2005

Commission File Number   001-16125

Advanced Semiconductor Engineering, Inc.
(Exact name of Registrant as specified in its charter)

26 Chin Third Road
Nantze Export Processing Zone
Kaoshiung, Taiwan
Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: October 28, 2005	By:	/s/ Joseph Tung

	Name: Title:	Joseph Tung Chief Financial Officer

Advanced Semiconductor Engineering, Inc.

FOR IMMEDIATE RELEASE

ASE, Inc.	Joseph Tung, CFO / Vice President
Freddie Liu, Financial Controller
Room 1901, No. 333, Section 1	ir@aseglobal.com
Keelung Road, Taipei, Taiwan, 110
Clare Lin, Director (US Contact)
Tel: + 886.2.8780.5489	clare.lin@aseus.com
Fax: + 886.2.2757.6121	Tel: + 1.408.986.6524
http://www.aseglobal.com

ADVANCED SEMICONDUCTOR ENGINEERING, INC. REPORTS CONSOLIDATED YEAR 2005 THIRD-QUARTER FINANCIAL RESULTS

Taipei, Taiwan, R.O.C., October 26, 2005 – Advanced Semiconductor Engineering, Inc. (TAIEX: 2311, NYSE: ASX) (“We”, ASE”, or the “Company”), the world’s largest independent provider of IC packaging and testing services, today reported unaudited consolidated net revenues 1 of NT$22,340 million for the third quarter of 2005 (3Q05), up 1% year-over-year and 19% sequentially. Net income for the quarter totaled NT$1,588 million, down from net income of NT$1,960 million in 3Q04 and up from net loss of NT$9,094 million in 2Q05. Earnings per share for the quarter was NT$0.35 (or US$0.054, per ADS), compared to earnings per share of NT$0.44 for 3Q04 and loss per share of NT$2.08 for 2Q05.

“We are very pleased with our operating results in the third quarter”, commented Mr. Jason Chang, the Chairman. “After the fire accident at our facilities in Chungli in May 2005, the management team has taken a series of initiatives aimed at not only recovering the loss of business momentum caused by the accident, but also improving our business efficiency. The production interruption due to the accident was predominantly contained within one quarter and now production has already exceeded pre-fire level output. We have reviewed and adjusted our pricing structure to better align with the tightened industry capacity and increased materials cost. At the same time, we continue to improve our production efficiency and adjust on capacity allocation to meet our customers’ demand without aggressively adding new capacity. The ramp up of our PBGA substrate capacity has progressed very smoothly such that as of the end of October our capacity has also resumed to pre-fire level.”

RESULTS OF OPERATIONS

3Q05 Results

•	Net revenues amounted to NT$22,340 million, up 19% sequentially and 1% year-over-year. The revenue contribution from IC packaging operations, testing operations, module assembly, and others was NT$15,266 million, NT$4,410 million, NT$2,413 million and NT$251 million, respectively.
•	IC packaging, testing and module assembly represent approximately 68%, 20% and 11%, respectively, of total net revenues for the quarter.
•	Cost of revenues was NT$18,191 million, up 9% sequentially and 3% year-over-year.
	–	As a percentage of net revenues, cost of revenues was 81% in 3Q05, down from 89% in 2Q05 and up from 80% in 3Q04.

1 All financial information presented in this press release is unaudited, consolidated and prepared in accordance with generally accepted accounting principles in the Republic of China, or ROC GAAP. Such financial information is generated internally by us, and has not been subjected to the same review and scrutiny, including internal auditing procedures and review by independent auditors, to which we subject our audited consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period. Any evaluation of the financial information presented in this press release should also take into account our published audited consolidated financial statements and the notes to those statements. In addition, the financial information presented is not necessarily indicative of our results for any future period.

October 26, 2005

Advanced Semiconductor Engineering, Inc.

	–	Depreciation, amortization and rental expenses totaled NT$3,786 million during the quarter, down 3% sequentially and 6% year-over-year. As a percentage of net revenues, depreciation, amortization and rental expenses were 17% during the quarter, down from 21% in 2Q05 and from 18% in 3Q04.
•	Gross profit for 3Q05 was NT$4,149 million, up 94% from NT$2,140 million in 2Q05 and down 6% from NT$4,436 million in 3Q04. Gross margin was 19% for the quarter, which increased from 11% in the previous quarter and decreased from 20% in 3Q04.
•	Total operating expenses during 3Q05 were NT$2,144 million including NT$679 million in R&D and NT$1,465 million in SG&A. Total operating expenses as a percentage of net revenues for the current quarter was at 10%, down from 12% in 2Q05 and 11% in 3Q04.
•	Operating income for 3Q05 was NT$2,005 million, compared to loss of NT$105 million and income of NT$2,122 million for 2Q05 and 3Q04, respectively. Operating margin was 9% in 3Q05, which improved from negative 0.6% in 2Q05 but decreased from 10% in 3Q04.
•	We recorded net non-operating expenses of NT$271 million in 3Q05, which decreased by NT$9,697 million sequentially, and increased by NT$66 million year-over-year.
	–	Net interest expense decrease was mainly due to reduced US dollar denominated bank debt with higher interest rate than that of NT dollar denominated bank debt, partially off-set by transaction costs associated with the partial buy-back of our Euro Convertible Bond in 2Q.
	–	The net exchange gain of NT$267 million was mainly attributable to the effect of US Dollars appreciation on our net asset position denominated in US dollars.
	–	Income on long-term investment was NT$12 million, consisting of NT$39 million investment income from minority-owned affiliates and NT$27 million of goodwill amortization expense related to such minority-owned affiliates. The NT$39 million investment income from minority-owned affiliates included NT$37 million of investment income from Universal Scientific Industrial Co. ("USI"), NT$5 million of investment loss from Hung Ching Construction, NT$54 million of investment income from Taiwan Fixed Network Co.,Ltd., NT$48 million of investment loss from Digital Communication International Inc. (“DCI”), and NT$1 million of investment income from other invested companies.
	–	Other non-operating expenses were primarily related to the manufacturing cost incurred for the camera module in Malaysia in September, inventory provision adjustment and other miscellaneous expenses.
•	Income before tax was NT$1,734 million for 3Q05. We recognized an income tax benefit of NT$39 million during the quarter. Minority interest adjustment was NT$185 million.
•	In 3Q05, net income was NT$1,588 million, compared to net loss of NT$9,094 million for 2Q05 and net income of NT$1,960 million for 3Q04.
•	Our total shares outstanding at the end of the quarter were 4,373,033,528. Our EPS for 3Q05 was NT$0.35, or US$0.054 per ADS, based on 4,580,884,041 weighted average number of shares outstanding during the third quarter.

LIQUIDITY AND CAPITAL RESOURCES

•	Capital expenditures in 3Q05 totaled US$61 million, of which US$32 million was for IC packaging, US$3 million was for module assembly, and US$26 million was for testing.
•	Year-to-September capital expenditures totaled US$149 million, including US$78 million for IC packaging, US$4 million for module assembly, US$51 million for testing and US$16 million for interconnect materials.
•	EBITDA for the quarter totaled NT$5,872 million, down 6% year-over-year and up 115% sequentially. The EBITDA number has been adjusted for the fire loss number in 2Q05.
•	As of the end of 3Q05, we had cash on hand plus short-term investments of NT$13,502 million, which increased by NT$960 million from the end of 2Q05.
•	As of the end of 3Q05, we had total bank debt of NT$57,619 million, consisting of NT$6,400 million of revolving working capital loans, NT$6,523 million of current portion of long-term debt, NT$35,338 million of long-term debt and NT$9,358 million of long-term bonds payable.

October 26, 2005

Advanced Semiconductor Engineering, Inc.
Total unused banking facilities were NT$23,374 million.
•	Total number of employees was 29,042 as of September 30, 2005.

BUSINESS REVIEW

IC Packaging Services

•	Revenues generated from our IC packaging operations were NT$15,266 million during the quarter, up NT$2,573 million or 20% sequentially and NT$948 million or 7% year-over-year. On a sequential basis, the increase in packaging revenue was primarily due to volume increase with slight increase in average selling price.
•	Revenues from advanced substrate and leadframe-based packaging accounted for 87% of total IC packaging revenues during the quarter, unchanged compared with the previous quarter.
•	Gross margin for our IC packaging operations was 16%, up by five percentage points sequentially and down three percentage points year-over-year.
•	Capital expenditure for our IC packaging operations amounted to US$32 million during the quarter, of which US$22 million was for wirebonding packaging capacity, and US$10 million was for wafer bumping and flip chip packaging equipment.
•	As of September 30, 2005, there were 6,236 wirebonders in operation, of which 142 wirebonders were added during the quarter.

Testing Services

•	Revenues generated from our testing operations were NT$4,410 million, up NT$658 million or 18% sequentially and down NT$187 million or 4% year-over-year.
•	Final testing contributed 81% to total testing revenues, up by one percentage point from the previous quarter. Wafer sort contributed 16% to total testing revenues, consistent with the previous quarter. Engineering testing contributed 3% to total testing revenues, down by one percentage point from the previous quarter.
•	In 3Q05, gross margin for our testing operations was 30%, up by fourteen percentage points sequentially and by two percentage points year-over-year. The increase in gross margin was mainly due to higher utilization, lower depreciation expenses and rental expenses, plus favorable revenue mix changes.
•	Capital spending on our testing operations amounted to US$26 million during the quarter.
•	As of September 30, 2005, there were 1,330 testers in operation, of which 47 testers were added during the quarter.

Module Assembly Services

•	Revenues generated from our module assembly operations were NT$2,413 million, up NT$130 million or 6% sequentially, and down NT$519 million or 18% year-over-year mainly due to volume changes, increased ASP and discontinuation of the camera module assembly operation in Malaysia.
•	The Company sold its camera module assembly operation in Penang, Malaysia to Flextronics in early October 2005 for $18.7 million, which covers the book value of the equipment and inventory transferred to Flextronics, plus an acquisition premium that reflects certain intangibles. As agreed with Flextronics, the Company will not invoice Flextronics for the normal selling price of the camera modules shipped during the month of September 2005. Instead, Flextronics will reimburse the Company the actual costs incurred in the assembly of camera modules during this period. As a result, the Company will not recognize revenues from the assembly of camera modules shipped to Flextronics in September.
•	Camera module assembly revenue accounted for 53% of the total module assembly revenues, while RF and baseband module assembly accounted for 47%.
•	The increase in gross margin from 12% in the previous quarter to 16% in the current quarter was primarily due to decrease in camera module revenue that had lower profit margin.

October 26, 2005

Advanced Semiconductor Engineering, Inc.

Interconnect Materials

•	The materials output manufactured by ASE was about NT$1,366 million for the quarter, up by NT$257 million or 23% sequentially and down by NT$498 million or 27% year-over-year.
•	Gross margin for material was 6% during the quarter, which increased from negative 12% in 2Q05 and decreased from 18% in 3Q04. The gross margin improved sequentially mainly due to increase in sales volume during the current quarter.
•	In 3Q05, the Company’s internal material operation supplied 23% (by value) of our total PBGA substrate requirements.
•	As of end of September 2005, the Company had recovered its PBGA capacity lost in the fire accident, with monthly capacity reaching 24 million units.

Customers

•	Our five largest customers together accounted for approximately 31% of our net revenues in 3Q05, decreased slightly from 33% in 2Q05 and from 36% in 3Q04. No customer accounted for more than 10% of our total revenues.
•	Our top 10 customers contributed 48% of our net revenues during the quarter, decreased from 49% in 2Q05 and from 52% 3Q04.
•	Our customers that are integrated device manufacturers, or IDMs, accounted for 44% of our revenues in 3Q05, compared to 44% in 2Q05 and 50% in 3Q04.

About ASE, Inc.

ASE, Inc. is the world's largest independent provider of IC packaging services and, together with its subsidiary ASE Test Limited (Nasdaq: ASTSF), the world's largest independent provider of IC testing services, including front-end engineering testing, wafer probing and final testing services. ASE, Inc.’s international customer base of more than 200 customers include such leading names as ATI Technologies Inc., CSR plc, Freescale Semiconductor, Inc., IBM Corporation, NVIDIA Corporation, Koninklijke Philips Electronics N.V., Qualcomm Incorporated, RF Micro Devices Inc., STMicroelectronics N.V. and VIA Technologies, Inc. With advanced technological capabilities and a global presence spanning Taiwan, Korea, Japan, Singapore, Malaysia and the United States, ASE, Inc. has established a reputation for reliable, high quality products and services. For more information, visit our website at http://www.aseglobal.com.

Safe Harbor Notice

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this press release. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry; demand for the outsourced semiconductor packaging and testing services we offer and for such outsourced services generally; the highly competitive semiconductor industry; our ability to introduce new packaging, interconnect materials and testing technologies in order to remain competitive; our ability to successfully integrate pending and future mergers and acquisitions; international business activities; our business strategy; general economic and political conditions; possible disruptions in commercial activities caused by natural or human-induced disasters, including terrorist activity and armed conflict; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our 2004 Annual Report on Form 20-F filed on June 23, 2005.

October 26, 2005

Supplemental Financial Information

Consolidated Operations
Amounts in NT$ Millions	3Q/05	2Q/05	3Q/04

Net Revenues	22,340	18,819	22,023
Revenues by End Application

Communication	37%	38%	44%

Computer	29%	30%	27%

Automotive and Consumers	32%	28%	25%

Others	2%	4%	4%

Revenues by Region

North America	50%	55%	56%

Europe	13%	12%	8%

Taiwan	20%	17%	22%

Japan	11%	10%	9%

Other Asia	6%	6%	5%

IC Packaging Services
Amounts in NT$ Millions	3Q/05	2Q/05	3Q/04

Net Revenues	15,266	12,693	14,318
Revenues by End Application

Communication	27%	28%	33%

Computer	36%	37%	36%

Automotive and Consumers	35%	30%	27%

Others	2%	5%	4%

Revenues by Packaging Type

Advanced substrate &
leadframe based	87%	87%	87%

Traditional leadframe based	8%	8%	10%

Others	5%	5%	3%

Capacity

CapEx (US$ Millions)*	32	24	118

Number of Wirebonders	6,236	6,136	6,578

Testing Services
Amounts in NT$ Millions	3Q/05	2Q/05	3Q/04

Net Revenues	4,410	3,752	4,597
Revenues by End Application

Communication	39%	39%	43%

Computer	22%	21%	17%

Automotive and Consumers	36%	35%	33%

Others	3%	5%	7%

Revenues by Testing Type

Final test	81%	80%	74%

Wafer sort	16%	16%	23%

Engineering test	3%	4%	3%

Capacity

CapEx (US$ Millions) *	26	13	66

Number of Testers	1,330	1,350	1,510

* Capital expenditure amounts exclude building construction cost.

     Advanced Semiconductor Engineering, Inc.
Consolidated Summary Income Statements Data
(In NT$ millions, except per share data)
(Unaudited)

	For the three months ended			For the period ended

	Sep. 30 2005	Jun. 30 2005	Sep. 30 2004	Sep. 30 2005	Sep. 30 2004
Net revenues:
IC Packaging	15,266	12,693	14,318	40,713	38,850
Testing	4,410	3,752	4,597	11,855	12,117
Module Assembly	2,413	2,283	2,932	6,622	8,276
Others	251	91	176	538	291

Total net revenues	22,340	18,819	22,023	59,728	59,534

Cost of revenues	18,191	16,679	17,587	51,556	46,861

Gross Profit	4,149	2,140	4,436	8,172	12,673

Operating expenses:
Research and development	679	672	675	2,022	1,855
Selling, general and administrative	1,465	1,573	1,639	4,417	4,525

Total operating expenses	2,144	2,245	2,314	6,439	6,380

Operating income (loss)	2,005	(105)	2,122	1,733	6,293

Net non-operating (income) expenses:
Interest expenses - net	354	361	252	1,008	674
Foreign exchange loss (gain)	(267)	0	(37)	(280)	(124)
Loss (gain) on long-term investment	(12)	2	4	(32)	68
Loss on disposal of assets	5	76	35	85	119
Goodwill impairment	-	-	-	-	-
Others	191	9,529	(49)	9,799	12

Total non-operating expenses	271	9,968	205	10,580	749

Income (loss) before tax	1,734	(10,073)	1,917	(8,847)	5,544

Income tax expense (benefit)	(39)	22	(348)	(163)	(1,187)

Net income (loss) before minority interest	1,773	(10,095)	2,265	(8,684)	6,731

Minority interest	185	(1,001)	305	(1,050)	1,114
Net income (loss)	1,588	(9,094)	1,960	(7,634)	5,617
Per share data:
Earnings (loss) per common share
– Basic	NT$0.36	(2.08)	NT$0.46	(1.75)	NT$1.33
– Diluted	NT$0.35	(2.08)	NT$0.44	(1.75)	NT$1.27

Earnings (loss) per pro forma equivalent
ADS
– Basic	US$0.057	(0.332)	US$0.067	(0.276)	US$0.198
– Diluted	US$0.054	(0.332)	US$0.065	(0.276)	US$0.191

Number of weighted average shares used	4,580,884	4,364,563	4,541,008	4,366,562	4,508,735
in diluted EPS calculation (in thousands)
Forex (NT$ per US$1)	32.00	31.36	33.88	31.63	33.56

Advanced Semiconductor Engineering, Inc.
Consolidated Summary Balance Sheet Data
(In NT$ millions)
(Unaudited)

	As of Sep. 30, 2005	As of Jun. 30, 2005

Current assets:
Cash and cash equivalents	9,988	9,086
Short-term investments	3,514	3,456
Notes and accounts receivable	16,200	14,020
Inventories	8,094	7,770
Others	7,912	6,798

Total	45,708	41,130

Long-term investments	4,802	4,816
Properties – net	67,830	67,438
Other assets	12,037	11,898

Total assets	130,377	125,282

Current liabilities:
Short-term debts – revolving credit	6,400	6,204
Short-term debts – current portion of long-term
debts	6,523	4,461
Notes and accounts payable	9,946	7,627
Others	8,760	8,292

Total	31,629	26,584

Long-term debts	35,338	38,311
Long-term bonds payable	9,358	8,999
Other liabilities	2,471	2,584

Total liabilities	78,796	76,748

Minority interest	7,369	7,175

Shareholders’ equity	44,212	41,629

Total liabilities & shareholders’ equity	130,377	125,282